                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                                  ------------

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013068101
                                 --------------
                                 (CUSIP Number)

Marshall E. Eisenberg                                     Carol L. Bernick
NEAL, GERBER & EISENBERG                                  2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                      Melrose Park, IL 60160
Chicago, Illinois  60602                                  (708) 450-3051
(312) 269-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2002
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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                                 SCHEDULE 13D
-------------------                                        ---------------------
CUSIP NO. 013068101                                          Page 2 of 6 Pages
-------------------                                        ---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Carol L. Bernick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.Citizen
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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,394,113
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             4,737,078
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,394,113
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,737,078
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    9,131,191
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12 Excluded are 88,682 Class B shares held directly by Bernick's spouse; 47,910 Class B shares held by Bernick's spouse as co-trustee for the benefit of Mr. and Mrs. Bernick's children; and 11,570 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such
      shares.                                                              [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    28.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    IN
------------------------------------------------------------------------------
* SEE INSTRUCTIONS

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CUSIP NO. 013068101                    13D                     Page 3 of 6 Pages
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Item 1. Security and Issuer.

        Title of Class of Securities:     Class B Common Stock, $.22 par value
                                          per share ("shares" or "Class B
                                          shares")

        Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160

Item 2. Identity and Background.

        (a) Name of Person Filing:        Carol L. Bernick ("Bernick")

        (b) Address:                      c/o Carol L. Bernick
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160

        (c) Principal Business:           Bernick, an individual, is a Director,
                                          Vice Chairman and Assistant Secretary
                                          of the Company, and President Alberto-
                                          Culver North America, a division of
                                          the Company.

        (d) Prior Criminal Convictions:   None

        (e) Prior Civil Proceedings with
            Respect to Federal or State
            Securities Laws:              None

        (f) Citizenship/Organization:     U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

        On April 18, 2002, the (i) 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, transferred 948,000 Class B shares to the Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"), to which Bernick shares voting and investment power; (ii) 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, transferred 1,250,000 Class B shares to the Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"), to which Bernick shares voting and investment power; and (iii) 2001 CLB Grantor Annuity Trust, u/a/d 9/18/01 (the "CLB 2001 Trust"), to which Bernick has sole voting and investment power, transferred 398,165 Class B shares to the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the "Revocable Trust II").

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

-------------------                                            -----------------
CUSIP NO. 013068101                  13D                       Page 4 of 6 Pages
-------------------                                            -----------------

Item 5. Interest in Securities of the Issuer.

     (a) (i) Amount of Class B Shares Beneficially Owned: 9,131,191 shares total: 104,476 shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the Revocable Trust"); 398,165 shares held as trustee of the Revocable Trust II; 845,529 shares held as co-trustee of the CLB Grantor Annuity Trust (the "CLB Trust"); 698,710 Class B shares held as trustee of the CLB 2001 Trust; 1,928,817 shares held as trustee of the KSL Property Trust II (the "Property Trust"); 1,771,549 shares held as co-trustee of the BEL Trust; 2,073,529 shares held as co-trustee of the LHL Trust; 71,400 shares held by the Howard and Carol Bernick Family Foundation; 222,527 shares held as trustee of a trust for the benefit of Bernick's nephew (the "Nephew Trust"); 100,000 shares as trustee of the Lavin Survivorship Insurance Trust II (the "Lavin Survivorship Trust"); 300,600 shares held as co-trustee of a trust for Bernick's benefit; 87,528 shares as trustee of trusts for the benefit of certain of Bernick's family members (the "Family Members Trusts"); 520,000 shares held by Lavin Family Foundation (a charitable private foundation of which Bernick is a Director and Vice President); and 8,361 shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

          (ii) Percentage of Class B Shares Beneficially Owned: 28.24% total:
               .32% as trustee of the Revocable Trust; 1.23% as trustee of the Revocable Trust II; 2.62% as co-trustee of the CLB Trust; 2.16% as trustee of the CLB 2001 Trust; 5.97% as trustee of the Property Trust; 5.48% as co-trustee of the BEL Trust; 6.41% as co-trustee of the LHL Trust; .22% as a Director and the President of the Howard and Carol Bernick Family Foundation; .69% as trustee of the Nephew Trust; .31% as trustee of the Lavin Survivorship Trust; .93% as co-trustee of a trust for Bernick's benefit; .27% as trustee of the Family Members Trusts; 1.61% as a Director and Vice President of Lavin Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 32,331,640 Class B shares outstanding as of December 31, 2001).

     (b)  Number of Class B Shares as to which Bernick and Property Trust have:


               (i)   Sole power to vote:              4,394,113/1/

               (ii)  Shared power to vote:            4,737,078/2/

               (iii) Sole power to dispose:           4,394,113/1/

               (iv)  Shared power to dispose:         4,737,078/2/

               /1/ The 4,394,113 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 104,476 Class B shares held as trustee of the Revocable Trust; 398,165 shares held as trustee of the Revocable Trust II; 845,529 Class B shares held as trustee of the CLB Trust; 698,710 Class B shares held as trustee of the CLB 2001 Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of the Nephew Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 87,528 Class B shares held as trustee of the Family Members Trusts; and 8,361 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

               /2/ The 4,737,078 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 300,600 Class B shares held as co-trustee of a trust for her benefit; 520,000 Class B shares held by the Lavin Family Foundation; 1,771,549 Class B shares held as co-trustee of the BEL Trust; 2,073,529 Class B shares held as co-trustee of the LHL Trust; and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

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CUSIP NO. 013068101                  13D                       Page 5 of 6 Pages
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Bernick shares the power to vote and dispose of the 520,000 shares held by Lavin
Family Foundation, 1,771,549 shares held by the BEL Trust, and 2,073,529 shares held by the LHL Trust with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin. Bernick shares the power to vote and dispose of 71,400 shares held by the Howard and Carol Bernick Family Foundation with her spouse, Mr. Bernick and Marshall E.
Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

          (i)   Name of Person:                  (1)       Leonard H. Lavin
                                                 (2)       Bernice E. Lavin
                                                 (3)       Howard B. Bernick
                                                 (4)       Marshall E. Eisenberg

          (ii)  Address:                         (1),(2),  2525 Armitage Avenue
                                                 and (3)   Melrose Park, Illinois  60160
                                                 (4)       Neal, Gerber & Eisenberg
                                                           Two North LaSalle Street, Suite 2200
                                                           Chicago, Illinois  60602

          (iii) Principal Business:              (1)       Leonard H. Lavin, an individual, is a Director and
                                                           the Chairman of the Company
                                                 (2)       Bernice E. Lavin, an individual, is a Director and
                                                           the Vice Chairman, Secretary and Treasurer of
                                                           the Company
                                                 (3)       Howard B. Bernick, an individual, is a Director
                                                           and the President and Chief Executive Officer of
                                                           the Company
                                                 (4)       Marshall E. Eisenberg, an individual, is an
                                                           attorney and a partner in the law firm Neal,
                                                           Gerber & Eisenberg, Chicago, Illinois

          (iv)  Prior Criminal Convictions:      None

          (v)   Prior Civil Proceedings with
                Respect to Federal or State
                Securities Laws:                 None

          (vi)  Citizenship/Organization:        U.S. Citizen

     The shares owned by Bernick and the percentage ownership specified herein does not reflect 100,200 Class A shares held as co-trustee of a trust for her benefit; 104,476 Class A shares held as trustee of the Revocable Trust; 111,475 Class A shares held by the CLB 2001 Trust; 395,378 Class A shares held by the Lavin Family Foundation; 80,088 Class A shares held as trustee of the Family Members Trusts; 64 Class A shares held as co-trustee of the BEL Trust; 5,704 Class A shares held by the LHL Trust; and 35,000 Class A shares held by the Howard and Carol Bernick Family Foundation.

     Also excluded are 88,682 Class B shares and 839,100 Class A shares held directly by Bernick's spouse; 5,100 Class A shares and 47,910 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,570 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

     (c)  None, except as reported in Item 3 above.

     (d)  None.

     (e)  Not applicable.

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CUSIP NO. 013068101                   13D                      Page 6 of 6 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

              None.

Item 7. Material to be Filed as Exhibits.

              None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2002


Signature:  /s/ Carol L. Bernick
            -----------------------------------------------
Name/Title: Carol L. Bernick, individually; as trustee or
            co-trustee of various trusts; and as an officer
            of various foundations.